JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned beneficial owners of shares of flyExclusive, Inc. ("flyExclusive") hereby agree to file with the Securities and Exchange Commission joint Schedules 13D and any amendments thereto with respect to the flyExclusive securities owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

Dated: March 25, 2025   **Gregg S. Hymowitz**

By: /s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz

Dated: March 25, 2025   **EG Sponsor LLC**
/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz
Title: Authorized Signatory

Dated: March 25, 2025   **EnTrust Global Partners Offshore LP**
/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz, Authorized Signatory

Dated: March 25, 2025   **GH EP Holdings LLC**
By: Gregg S. Hymowitz, its managing member
/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz

Dated: March 25, 2025   **EnTrust Global Group LLC**
By EnTrust Global LLC, its managing member,
By: GH EP Holdings LLC, its managing member,
By: Gregg S. Hymowitz, its managing member
/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz

Dated: March 25, 2025   **EnTrust Global LLC**
By: GH EP Holdings LLC, its managing member,
By: Gregg S. Hymowitz, its managing member
/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz

Dated: March 25, 2025

       EnTrust Emerald (Cayman) LP
By: EnTrust Global Partners LLC, as general partner
By: /s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz
Title: Authorized Signatory

Dated: March 25, 2025   **ETG Omni LLC**
By: EnTrust Global Partners LLC, as manager

By:/s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz
Title: Authorized Signatory

Dated: March 25, 2025   **EnTrust Global Partners LLC**

By: /s/ Gregg S. Hymowitz
_____
Name: Gregg S. Hymowitz
Title: Authorized Signatory